VIA EDGAR

March 29, 2021

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: American Century Asset Allocation Portfolios, Inc. (File No. 811-21591)
American Century California Tax Free & Municipal Funds (File No. 811-03706)
American Century ETF Trust (811-23305)

Dear: Ms. Rotter

This letter responds to the comments you provided during our phone conversation on March 3, 2021, regarding your Sarbanes-Oxley review of various funds (“Funds”) of the above-referenced Registrants. The Funds are listed on Appendix A hereto. For your convenience, we have restated each comment prior to our responses.

1.Comment: Please review EDGAR for any Funds that might have merged or liquidated and determine that the status has been changed from active to inactive. This comment applies across the fund complex.

Response: Confirmed

2.Please provide detail in correspondence of what the account disbursements in excess of demand deposit cash noted on the Statement of Assets and Liabilities represents. An example is Fund number 11.

Response: The account disbursements in excess of demand deposit cash represents a cash overdraft balance at period end.

3.Certain Funds had exposure to derivatives during the last fiscal year end. The MDFP does not discuss the effect of the derivatives on the performance of the Fund. Please confirm in correspondence that performance was not materially affected by derivative exposure or explain why no discussion regarding the impact of derivatives was included in the MDFP for those affected Funds. This comment applies across the fund complex.

Response: As a standard practice in preparing MDFP, we address the factors that contributed materially to each Fund’s performance during the period, and derivatives activity is considered in this process. During the period under review, the Funds’

investments in derivatives did not materially affect the Funds’ performance and, as a result, were not highlighted in the portfolio commentaries.

4.Please confirm in correspondence that there are no amounts payable to directors that need to be disclosed or explain why such amounts have not been stated separately on the Statement of Assets and Liabilities in compliance with Regulation S-X 6-04. This comment applies to Funds number 1-17 inclusive.

Response: There were no amounts payable to directors at period end.

5.The Funds’ expense structure appears to be arranged in a unitary fee structure whereby the advisor is obligated to pay service providers on behalf of the Funds. Supplementally, describe in correspondence, whether the advisor is current with all payments to Fund service providers. Additionally, describe if the agreements filed with the Commission contain provisions whereby the Fund is contractually obligated to pay such service providers. This comment applies to Funds number 18-36 inclusive.

Response: The advisor is current with all payments to Fund service providers. For the services it provides to Funds 18-36, the advisor receives a unified management fee based on a percentage of the daily net assets of the Fund. The advisor pays all expenses of managing and operating these Funds, other than the management fee payable to the advisor, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest, taxes, litigation expenses, extraordinary expenses, and expenses incurred in connection with the provision of shareholder and distribution services under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act (if any). The advisor enters into agreements with each Fund service provider. The Funds are not parties to these agreements and the Funds are not contractually obligated to pay any service providers.

6.For those Funds that have a unitary fee structure, please explain in correspondence what the other expenses noted on the Statement of Operations represent. This comment applies to Funds 18, 24, and 36.

Response: During the period under review, the other expenses for Funds 18, 24 and 36 were related to overdraft charges and derivatives clearing exchange fees.

If you have any questions regarding the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or (816) 340-3275.

Sincerely,

Ashley Bergus
Assistant Secretary

Appendix A

	Registrant Name	Series Name
1	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE PORTFOLIO: VERY CONSERVATIVE
2	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE PORTFOLIO: CONSERVATIVE
3	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE PORTFOLIO: MODERATE
4	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE PORTFOLIO: AGGRESSIVE
5	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE PORTFOLIO: VERY AGGRESSIVE
6	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE IN RETIREMENT PORTFOLIO
7	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2025 PORTFOLIO
8	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2030 PORTFOLIO
9	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2035 PORTFOLIO
10	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2040 PORTFOLIO
11	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2045 PORTFOLIO
12	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2050 PORTFOLIO
13	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2055 PORTFOLIO
14	AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.	ONE CHOICE 2060 PORTFOLIO
15	AMERICAN CENTURY CALIFORNIA TAX FREE & MUNICIPAL FUNDS	CALIFORNIA HIGH-YIELD MUNICIPAL FUND
16	AMERICAN CENTURY CALIFORNIA TAX FREE & MUNICIPAL FUNDS	CALIFORNIA INTERMEDIATE-TERM TAX-FREE BOND FUND
17	AMERICAN CENTURY CALIFORNIA TAX FREE & MUNICIPAL FUNDS	CALIFORNIA TAX-FREE MONEY MARKET FUND
18	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Diversified Corporate Bond ETF
19	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Diversified Municipal Bond ETF
20	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Focused Dynamic Growth ETF
21	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Focused Large Cap Value ETF
22	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Mid Cap Growth Impact ETF
23	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Sustainable Equity ETF

24	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century STOXX U.S. Quality Growth ETF
25	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century STOXX U.S. Quality Value ETF
26	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	American Century Quality Diversified International ETF
27	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis Emerging Markets Equity ETF
28	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis International Equity ETF
29	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis International Small Cap Value ETF
30	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis U.S. Equity ETF
31	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis U.S. Small Cap Value ETF
32	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis Emerging Markets Equity Fund
33	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis International Equity Fund
34	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis International Small Cap Value Fund
35	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis U.S. Equity Fund
36	AMERICAN CENTURY AMERICAN CENTURY ETF TRUST	Avantis U.S. Small Cap Value Fund